UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LDR HOLDING CORPORATION

(Name of Subject Company)

LDR HOLDING CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Scott Way

Executive Vice President and General Counsel

LDR Holding Corporation

13785 Research Boulevard, Suite 200

Austin, Texas 78750

(512) 344-3333

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carmelo M. Gordian

J. Russel Denton

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

(512) 320-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of LDR Holding Corporation (“LDR”) filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by LH Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Zimmer Biomet Holdings Inc., a Delaware corporation (“Parent”), to purchase all of LDR’s outstanding common stock, par value $0.001 per share (the “Shares”), for a price per Share equal to $37.00 (the “Offer Price”), net to the seller in cash, without interest, less any deductions or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on June 14, 2016. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By inserting immediately before the section entitled “Annual and Quarterly Reports” on page 39 of the Schedule 14D-9 a new subsection heading as follows:

“Expiration of the Offer.

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on July 13, 2016 (one minute after 11:59 p.m., New York City time, on July 12, 2016). The depositary for the Offer has advised Parent and Purchaser that, as of the Expiration Date, a total of 24,278,729 Shares (not including Shares tendered by Notice of Guaranteed Delivery) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 82.7 % of the then outstanding Shares. The number of Shares tendered (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary pursuant to such procedures) satisfies the Minimum Condition. The depositary for the Offer also has advised Parent and Purchaser that, as of the Expiration Date, Notices of Guaranteed Delivery had been delivered for 1,826,189 Shares, representing approximately 6.2% of the then outstanding Shares. All conditions to the Offer having been satisfied, on July 13, 2016, Purchaser accepted for payment, and is required to promptly pay for, all Shares that were validly tendered and not properly withdrawn prior to the Expiration Date.

As a result of its acceptance of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of LDR. In accordance with Section 251(h) of the DGCL, Parent and Purchaser intend to complete the acquisition of LDR as promptly as practicable pursuant to the terms of the Merger Agreement and without a meeting of the stockholders of LDR. At the Merger Effective Time, each Share issued and outstanding immediately prior to the Merger Effective Time will be canceled and each such Share (other than treasury Shares held by LDR, any Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or LDR and any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) will be converted into the right to receive an amount equal to the Offer Price, without interest and less any deductions or withholding of taxes required by applicable law.

Following the Merger, Parent will cause LDR to delist the Shares from the NASDAQ Global Select Market and take steps to cause the termination of the registration of the Shares under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 13, 2016

LDR HOLDING CORPORATION

By:	/s/ Scott Way

Name:	Scott Way
Title:	Executive Vice President, General Counsel,
Compliance Officer and Secretary